11016369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 49047

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIVERSTONE WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 CAPITAL OF TEXAS HIGHWAY, SUITE 310
(No. and Street)

AUSTIN	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

863 FLAT SHOALS RD SE, SUITE C-369	CONYERS	GA	30094
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ED Valle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverStone Wealth Management, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY JEANETTE MARTIN
Notary Public, State of Texas
My Commission Expires
October 07, 2014

Signature

CFO / FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERSTONE WEALTH MANAGEMENT, INC.

Table of Contents

W ADE J B OWDEN & C OMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
RiverStone Wealth Management, Inc.

We have audited the statement of financial condition of RiverStone Wealth Management, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 20, 2011

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	356,483
Deposits with clearing organization		110,061
Commissions receivable		53,250
Securities owned, at fair value		1,302
Due from entity under common control		142,287
Advances to employees		3,678
Prepaid expenses		13,569
TOTAL	$	680,630

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Due to entity under common control	$	13,775
Accrued payroll and related items		292,804
Accounts payable and accrued expenses		65,462
Total liabilities		372,041
STOCKHOLDER'S EQUITY:		
Preferred stock, 500,000 shares authorized, $0.01 par value 0 shares issued and outstanding		-
Common stock, 1,000,000 shares authorized, $0.01 par value 100,000 shares issued and outstanding		1,000
Additional paid-in capital		509,051
Deficit		(201,462)
Total stockholder's equity		308,589
TOTAL	$	680,630

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:		
Investment advisory fees	$	1,731,229
Commissions		1,405,096
Principal transactions		246,794
Investment banking		165,104
Interest		92,669
Account maintenance		59,248
Total revenues		3,700,140
OPERATING EXPENSES:		
Compensation and benefits		2,912,346
Rent		128,021
Communication and data processing		185,725
Legal and professional		163,177
Clearing		98,542
Settlement and arbitration		78,196
Office		51,825
Insurance		37,741
Compliance		30,828
Taxes and licenses		16,477
Recruiting		10,290
Total expenses		3,713,168
NET LOSS	$	(13,028)

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

STOCKHOLDER'S EQUITY, JANUARY 1	$	321,617
Net loss		(13,028)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	308,589

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:		
Net loss	$	(13,028)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in securities owned, at fair value		2,799
Decrease in commissions receivable		7,443
Increase in due from entity under common control		(94,690)
Decrease in advances to employees		158
Decrease in prepaid expenses		22,975
Decrease in deferred tax asset		7,010
Increase in due to entity under common control		13,375
Increase in accrued payroll and related items		117,654
Decrease in commissions payable		(3,500)
Increase in accounts payable and accrued expenses		14,256
Net cash provided by operating activities		74,452
NET INCREASE IN CASH		74,452
CASH AT BEGINNING OF YEAR		282,031
CASH AT END OF YEAR	$	356,483

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
RiverStone Wealth Management, Inc.(Company) is registered as broker/dealer with the Securities and Exchange Commission SEC and member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas corporation that is a wholly owned subsidiary of RiverStone Financial Group, Inc. (Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes
The Parent files consolidated income tax return that includes the financial position and results of operations of the Company.

The Company (and the Parent) is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Texas margin tax as defined under the law is computed on total gross revenues reduced by the greatest of three defined amounts. For the year ended December 31, 2010 the Company recorded Texas margin tax expense of $7,829.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and the related commission revenues and clearing expenses are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Investment Advisory Income
Investment advisory fees are received quarterly but recognized as earned on a pro rata basis over the term of the contract.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customers.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Preferred Stock

The Company records the redemption of preferred stock based on the cost method.

2. DEPOSITS WITH CLEARING ORGANIZATIONS

The amounts deposited with clearing organizations for the year ended December 31, 2010 is $110,061 and is reflected in the accompanying Statement of Financial Condition. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. COMMISSIONS RECEIVABLE

Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions receivable for the year ended December 31, 2010 is $53,250 and is reflected on the accompanying Statement of Financial Condition.

4. **SECURITIES OWNED**

Securities owned consist of securities held for trading purposes. Securities that are marketable are stated fair value and securities not readily marketable, if any, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

5. **FAIR VALUE MEASUREMENTS**

As defined in Accounting Standards Codification 820 Fair Value Measurements (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Stock and options	$1,302	$1,302	$ -	$ -
Total	$1,302	$1,302	$ -	$ -

6. **EMPLOYEE BENEFIT PLANS**

The Company sponsors 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2010.

The Company offers health care coverage for eligible employees and their qualifying dependents.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $237,780, which was $187,780 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 192.21%.

8. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

9. **RELATED PARTY TRANSACTIONS**

The Company is currently using office space in Austin and San Antonio. Rental payments are an obligation assumed by the Parent for which the Company pays 80%. Total rent expense for 2010 was $128,021. On December 31, 2010 the Company had a balance payable to the Parent of $13,775 related to rent and reflected on the accompanying Statement of Financial Condition as due to entity under common control.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. The total related income for 2010 was $611,494 which is recorded in commissions income in the accompanying Statement of Operations. At December 31, 2010, the Company had balance due from the insurance agency under common control of $142,287 related to commissions on the insurance products. This amount is reflected as due from entity under common control on the accompanying Statement of Financial Condition.

For the year ended December 31, 2010 shareholders of the Company were paid compensation of $646,998 which is included in compensation and benefits on the accompanying Statement of Operations.

10. COMMITMENTS AND CONTINGENCIES

Litigation

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and state securities laws and claim damages up to $500,000. Management intends to present vigorous defense against all claims. The Company is insured against claims with retention fees up to $75,000 per claim. While the Company believes it has meritorious defenses against these claims, management estimates that the ultimate resolution of these matters could result in losses of up to approximately $76,000 in excess of amounts accrued.

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that other than the items discussed above there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have material impact on the Company's financial position, results of operations or cash flows.

Clearing Agreement

The clearing agreement between the Company and its clearing broker-dealer contains an indemnification clause. In the event that customers of the Company fail to settle transactions, the Company is contractually obligated to indemnify the clearing broker-dealer to the extent of the net loss on such transactions. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

RIVERSTONE WEALTH MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

	SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 308,589
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Due from entity under common control	(52,228)
Advances to employees	(3,678)
Prepaid expenses	(13,569)
15c3-1(f) securities	(1,334)
NET CAPITAL	$ 237,780
AGGREGATE INDEBTEDNESS:	
Due to entity under common control	13,775
Accrued payroll and related items	292,804
Accounts payable and accrued expenses	65,462
Other unrecorded amounts - arbitration	85,000
Total aggregate indebtedness	$ 457,041
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	50,000
Excess net capital	187,780
Excess net capital at 1,000 percent	$ 177,780
Percentage of aggregate indebtedness to net capital	192.21%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2010.

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
RiverStone Wealth Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by RiverStone Wealth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating RiverStone Wealth Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RiverStone Wealth Management, Inc.'s management is responsible for the RiverStone Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no material differences.

3. There were no adjustments reported in Form SIPC-7, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J. Bouchard Company

Atlanta, Georgia
February 20, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049047 FINRA DEC
RIVERSTONE WEALTH MANAGEMENT INC 20*20
7801 N CAPITAL OF TEXAS HWY STE 310
AUSTIN TX 78731-1196

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,409

   B. Less payment made with SIPC-6 filed (exclude interest) (2,670)

   7-30-10
   Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 2,739

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,739

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,739

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RiverStone Wealth Management Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp / CFO
(Title)

Dated the 23rd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,698,516
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,149,009
(2) Revenues from commodity transactions.	120,102
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	98,542
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	793
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	165,104
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1386	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,534,935
2d. SIPC Net Operating Revenues	$ 2,163,581
2e. General Assessment @ .0025	$ 5,409

(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Board of Directors
RiverStone Wealth Management, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of RiverStone Wealth Management, Inc. (the "Company"), as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Atlanta, Georgia
February 20, 2011

RIVERSTONE WEALTH MANAGEMENT, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2010 AND INDEPENDENT
AUDITORS' REPORT

Wade J. Bowden & Company, P.C.